Exhibit 99.4

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

Introduction

The information contained in this Management Discussion and Analysis (“MD&A”) is prepared as of November 3, 2010.  It covers the nine months ended September 30, 2010, and should be read in conjunction with the Company’s unaudited consolidated financial statements for the nine months ended September 30, 2010, and the audited annual consolidated financial statements for the year ended December 31, 2009, together with the related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian “GAAP”).  Additional information relating to the Company is available on the Company’s website at www.kobexminerals.com and the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Overview

Kobex Minerals Inc. (the “Company” and formerly IMA Exploration Inc. (“IMA”)) is a Canadian company listed on the TSX Venture Exchange (KXM.V) and the NYSE Amex Exchange (KXM).  On September 30, 2009, the Company acquired all issued and outstanding securities of Kobex Resources Ltd (“KBX”) and International Barytex Resources Ltd. (“IBX”) by issuing 58,185,516 common shares, 3,135,019 options and 1,548,934 warrants.  The securities were exchanged for IMA securities on the following basis: (i) 1.311 IMA common shares for each KBX common share; (ii) 0.221 IMA common shares for each IBX common share; and (iii) stock options and warrants exercisable to acquire IMA common shares were issued on an adjusted basis to reflect the respective share exchange ratios, for each of the KBX and IBX stock options and warrants.  The transactions were effected by way of court approved statutory plans of arrangements (the "Arrangements") under the Business Corporations Act (British Columbia).

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The Company is entirely dependent on the equity market for its source of funds.  There is no assurance that a commercially viable mineral deposit exists on any of the properties.  Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

As at September 30, 2010, the Company had $41,363,269 in working capital with no long-term debt.  The Company believes that it has sufficient funds to finance its operations for the next 12 months.

Strategy and Outlook

The Company seeks to identify, acquire, and develop deposits which have the potential to be world class, in the lower cost quartile and in an acceptable risk environment.

The Company has over $39 million in cash and is well funded to take advantage of mineral opportunities which are being brought to its attention in order to develop its portfolio of projects.  The Company continues to carefully review a number of advanced projects that meet its criteria of established resources, near-term cash flow, and significant exploration potential.   The company is also currently reviewing data on its 2 existing properties to determine whether further testing is warranted.

Corporate

As described previously, the Company acquired KBX and IBX by way of the Arrangements.  The transaction brought together a highly experienced board and management consisting of capable professionals with significant development and mine management experience.

As virtually all of the assets and liabilities acquired were either cash and cash equivalents or monetary in nature, the non-monetary exchange of securities has been recorded at the more reliably measurable fair value of the net assets received.  The fair values allocated to these options and warrants using the Black-Scholes Valuation Model were $215,928 and $Nil respectively.  The total consideration of the acquisition was $22,788,078.

On September 30, 2009, subsequent to the completion of the Arrangements, the Company consolidated its shares on a 2.4 to 1 basis.  As a result, the number of shares consolidated was 64,350,503 to 45,967,077. The number of options was consolidated by 2,685,094 to 1,917,925 and the number of warrants was consolidated by 1,739,170 to 1,242,264. The weighted average number of shares and loss per share for the comparative periods have been restated to reflect this consolidation.

The Company also changed its name on September 30, 2009 from IMA Exploration Inc. to Kobex Minerals Inc.

As a result of the Company’s change in management, dilution in share interest and its agreement to sell the Blue Sky Uranium Corporation (“Blue Sky”) warrants on September 30, 2009, the Company no longer had significant influence and changed its method for accounting for its investment in Blue Sky common shares from the equity basis.  The Company did not participate in any of Blue Sky’s recent financings, and estimates that it currently owns approximately 11.2% of the outstanding shares of Blue Sky.  The Company now classifies the investment as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale.

Mineral Properties

Island Copper Property, British Columbia

On May 12, 2008 the Company announced that it entered into a binding Letter of Intent with Western Copper Corporation (“Western Copper”) to further explore and develop the Island Copper Property in which the Company has the right to acquire up to a 70% interest.  The Island Copper Property, which includes the Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C., approximately 25 kilometres southwest of Port Hardy, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) by August 15, 2009 of a three year option period. The terms of the agreement provided that over the next two years ending August 15, 2011, the Company had an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit.  The expenditures total of $15 million and the completion of a pre-feasibility report would earn the Company a 49% interest in the project (Option 1) by August 15, 2011. The Company could earn an additional 16% by funding a subsequent feasibility study by August 15, 2012 (Option 2) and an additional 5% could be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

The Island Copper Property, owned 100% by Western Copper, consists of 216 mineral claims (approximately 42,669 hectares) located in a known copper-porphyry mining camp and surrounds the formerly producing Island Copper Mine of BHP-Utah.  During Island Copper’s operation from 1971 to 1995, the mine produced 345 million tonnes of ore with average metal grades of 0.41% Cu, 0.017% Mo and 0.19 g/t Au.

The Company announced on September 30, 2009 that it had informed Western Copper of its intention to proceed with its option agreement on the Island Copper Property.  The Company then completed an "order of magnitude" engineering study based on the known resources in the Hushamu deposit in order to evaluate the project's economic potential and assist in directing further work.  The Company completed the evaluation of the results of this study, and on July 2, 2010, the Company announced that it had terminated its option agreement with Western Copper in accordance with the terms of that agreement.

Mel Property, Yukon

The Company has an undivided 100% interest in the Mel Property situated in the Watson Lake Mining District, Yukon Territory.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd.  The Mel Property currently consists of 257 mineral claims. Historic exploration on the property has identified a small deposit of zinc, lead, and barite.  The Company is reviewing its data to determine whether further work on the project is warranted.

Barb Property, Yukon

The Barb property is located in the Watson Lake Mining District in Southeast Yukon, approximately 100 kilometres north of the town of Watson Lake. The wholly-owned property consists of 31 mineral claims. Historic exploration on the property has outlined a small deposit of zinc, lead, and silver. In 1998, an airborne geophysical survey was conducted over the property outlined several geophysical anomalies.  The Company is evaluating its data to determine if it warrants further testing.

Selected Quaterly Financial Information

The following selected consolidated financial information is derived from the unaudited interim consolidated financial statements of the Company.  The information has been prepared in accordance with Canadian GAAP.

	2010			2009				2008
	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	674,734	766,600	730,069	1,130,670	1,295,639	457,029	280,575	3,006,348
Net Loss per Common Share – Basic and Diluted	0.01	0.02	0.02	0.04	0.05	0.01	0.01	0.14

Results of Operations – Three Months Ended September 30, 2010

For the three months ended September 30, 2010, the Company reported a consolidated loss of $674,734 ($0.01 per share), an decrease of $620,905 from the loss of $1,295,639 ($0.05 per share) for the three months ended September 30, 2009.  The major items contributing to the decrease in net loss is a result largely due to the following:

(i)
Prior to the completion of the Arrangements, the Company paid a private company in which it partially owned, a monthly fee for geological, corporate development, administrative and management services.  The Company subsequently terminated that arrangement after the completion of the Arrangements.  Consequently, given its own dedicated personnel, certain types of expense categories such as administrative and management services are no longer individually relevant and such costs are directly integrated into expenses such as salaries and employee benefits, and corporate development and investor relations.

Total administrative expenses (which excludes exploration and merger and acquisition costs) were $202,558 higher and can be attributed primarily to a combination of the following:

•	The Company recorded stock based compensation expense of $134,681 in the quarter ($Nil in 2009) due to the vesting of stock options granted to employees, directors, and consultants.
•	Professional fees were $73,306 lower in the current Quarter as some of prior year’s expenses relate to costs associated with the Arrangements.
•	$36,626 in higher rental expense as the Company relocated its premises to the joint offices of IBX and KBX after the Arrangements.
•	There was $50,000 paid during the period to the Company’s independent directors compared to $Nil in the prior year.
•
With the change in compensation arrangements between the Company and management after the Arrangements, total expenditures for administrative and management services, corporate development and investor relations, consulting, and salaries and benefits total $234,338, which was $64,452 higher than in the corresponding period in the prior year.

•	Other office related types of expenses and non-exploration related travel combined were lower by $9,895 as compared to the prior year.

(ii)
The Company recorded termination benefits of $531,750 in the third Quarter of 2009 as a result of the Arrangements with IBX and KBX.  Most of this amount relate to the Company terminating an agreement with its previous president and paid $1,211,500 related to bonus and termination benefits of which $711,500 was previously accrued for and recognized as at December 31, 2008.

(iii)	The company recorded $Nil in merger and acquisition costs in the current Quarter compared to $377,213 in 2009 for which most of those costs related to the successful conclusion of the Arrangements

(iv)
Exploration expenditures increased by $68,080 in the current period as the Company conducted several trips for mine site visits to assess potential projects.   There was no exploration work on the Island Copper project in the current quarter since the Company terminated its option on the project in July 2010.

(v)
Interest income for the current period was $83,636 compared to $73,809 for the 2009 period.  Despite an increase in cash from the Arrangements, the decrease is a direct result of significantly lower interest rates earned on the Company’s cash balances.

(vi)
The Company maintained some US dollars on hand, and with the strengthening of the Canadian dollar against the US dollar, the Company recorded a foreign exchange loss of $65,208 for the current period against a foreign exchange loss of $11,920 in 2009.

(vii)
In the 2009 period, The Company recorded a gain of $51,868 on its held-for-trading investment.  This investment was sold in late 2009 and thus no similar gain or loss was recorded in the current period.

(viii)	The Company did not record a loss on equity investment as the Company now accounts for its investment in Blue Sky as an available-for-sale investment. The Company recorded a $89,823 in the prior year.

(ix)	During the 2009 period, the Company recorded a gain on sale of $11,913 on sale of marketable securities. There were no such transactions in the current year.

As described previously, the Company now classifies its investment in Blue Sky as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale.  The Company recorded a total unrealized loss of $416,967 in the current period, reflecting the lower quoted share price of Blue Sky.

Results of Operations – Nine months ended September 30, 2010

For the nine months ended September 30, 2010, the Company reported a consolidated loss of $2,171,403 ($0.05 per share), an increase of $138,160 from the loss of $2,033,243 ($0.09 per share) for the nine months ended September 30, 2009.  The major items contributing to the increase in net loss is a result largely due to the following:

(i)
Prior to the completion of the Arrangements, the Company paid a private company in which it partially owned, a monthly fee for geological, corporate development, administrative and management services.  The Company subsequently terminated that arrangement after the completion of the Arrangements.  Consequently, given its own dedicated personnel, certain types of expense categories such as administrative and management services are no longer individually relevant and such costs are directly integrated into expenses such as salaries and employee benefits, and corporate development and investor relations.

Total administrative expenses (which excludes exploration and merger and acquisition costs) were $806,675 higher and can be attributed primarily to a combination of the following:

•	The Company recorded stock based compensation expense of $417,069 in the nine month period ($Nil in 2009) due to the vesting of stock options granted to employees, directors, and consultants.
•	Professional fees to date were $15,785 lower in 2010.
•	$92,029 in higher rental expense as the Company relocated its premises to the joint offices of IBX and KBX after the Arrangements.
•	There was $100,000 paid during the period to the Company’s independent directors compared to $Nil in the prior year.

•
With the change in compensation arrangements between the Company and management after the Arrangements, total expenditures for administrative and management services, corporate development and investor relations, consulting, and salaries and benefits total $766,583, which was $210,947 higher than in the corresponding period in the prior year.

•	Other office related types of expenses and non-exploration related travel combined were lower by $47,585 as compared to the prior year.

(ii)
The Company recorded termination benefits of $531,750 in 2009 as a result of the Arrangements with IBX and KBX.  Most of this amount relate to the Company terminating an agreement with its previous president and paid $1,211,500 related to bonus and termination benefits of which $711,500 was previously accrued for and recognized as at December 31, 2008.

(iii)	The company recorded $121,229 in merger and acquisition costs in the current period compared to $427,213 in 2009 for which most of those costs related to the successful conclusion of the Arrangements.

(iv)
Exploration expenditures increased by $79,660 in the current period as the Company conducted a number of trips for mine site visits to assess potential projects, and offset by no significant exploration work performed on the Island Copper project in 2010.

(v)
Interest income for the current period was $237,538 compared to $265,870 for the 2009 period.  The decrease is a direct result of significantly lower interest rates earned on the Company’s cash balances, despite higher cash balances on hand after the Arrangements.

(vi)
In the 2009 period, The Company recorded a gain of $269,162 on its held-for-trading investment.  This investment was sold in late 2009 and thus no similar gain or loss was recorded in the current period.

(vii)
The Company did not record a loss on equity investment nor a dilution loss from equity investment as the Company now accounts for its investment in Blue Sky as an available-for-sale investment.  The Company recorded such losses of $261,471 and $11,357 respectively in the prior year.

(viii)	In 2009, the Company recorded a gain on sale of $11,913 on sale of marketable securities. There were no such transactions in the current year.

(ix)
On July 2, 2010, the Company announced it had terminated its option agreement with Western Copper on the Island Copper Property in accordance with the terms of that agreement.  Consequently, the Company has written off the corresponding property acquisition costs of $28,048 associated with this project as at June 30, 2010.

As described previously, the Company now classifies its investment in Blue Sky as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale.  The Company recorded a total unrealized loss of $2,917,267 in the current period, reflecting largely the lower quoted share price of Blue Sky, compared to $Nil in the 2009 period.

Liquidity and Capital Resources

As at September 30, 2010, the Company had a working capital position of $41,363,269 (December 31, 2009 – $46,017,855), and had cash and cash equivalents of $39,296,339 (December 31, 2009 - $40,911,288) with no long term debts.   The Company has invested its cash with high credit quality financial institutions in the form of term deposits and guaranteed investment certificates (“GIC’s”). The Company does not have any investments in asset backed commercial papers.

The Company has received $Nil from the exercise of options and warrants in the current period.  As at November 3, 2010, the Company had cash of over $39 million and a working capital of $41 million.

The Company closely monitors the financing requirements for its operations and advancement of its mineral projects.  As of the date of this MD&A, the Company has over $39 million cash and believes it has adequate cash on hand to allow the Company to acquire advance stage exploration assets and to fund the company’s existing operations for the coming 12 months.

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future, and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company currently does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Operating Cash Flow

Cash outflow from operating activities for the nine months ended September 30, 2010 was $1,603,916, compared to $2,694,770 in 2009.  The difference is mainly due to the costs associated with the Arrangements in 2009.

Financing Activities

There were no cashflows from financing activities during the current period.

Investing Activities

There were no cashflows from investing activities during the current period except for use of $11,033 associated with acquisition of fixed assets.  The cashflow from investing activities in 2009 was $22,800,865 and was primarily related to the acquisition of cash from the Arrangements with IBX and KBX plus proceeds from sale of marketable securities offset by expenditures on mineral properties.

Related Party Transactions

(a)
Prior to the completion of the Arrangements, the Company engaged Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned partially by the Company previously.  The Company paid a monthly fee that included geological, corporate development, administrative, and management services.  After the completion of the Arrangements, the Company terminated the Services Contract with the Grosso Group in October 2009, paid a termination payment of $500,000, and no longer retains any interest in the Grosso Group.  The Company paid $484,288 in 2009 under the above arrangement and $Nil in 2010.

(b)
During the nine months ended September 30, 2010, the Company paid $Nil (2009 - $328,626) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

(c)
During the nine months ended September 30, 2010, management services fees of $10,800 were charged to a company related by common directors.  The amount outstanding as at September 30, 2010 is $1,406 (2009: $Nil).

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Contractual Commitments

The Company has entered into a lease agreement for office premises whereby the Company’s minimum rental obligations, which expires on January 30, 2013, are as follows:

2010	$55,824
2011	223,297
2012	223,297
2013	18,608
$521,026

On November 26, 2009 the Company entered into an agreement to sublease a portion of its office premises for a term commencing on December 1, 2009 and expiring January 31, 2013 for $5,500 per month. In addition, the subtenant is responsible for its proportionate share of real estate taxes, operating costs and utilities.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of the fair value of stock based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Mineral Properties

Exploration expenditures are charged to earnings as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

The Company accounts for foreign value added taxes paid as expenses when incurred.  The recovery of these taxes may commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a recovery of exploration expenses at that time.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Recent Accounting Pronouncements

The CICA issued three new accounting standards in January 2009 which take effect January 1, 2011: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling interests.

Section 1582 replaces section 1581 and establishes standards for the accounting of a business combination. It provides the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3, Business Combinations. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company does not anticipate that the adoption of these standards will materially impact its financial results.

International Financial Reporting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

•
In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted; however, exemptive relief requires approval of the Canadian Securities Administrators.

•
In August 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process in 2009.  Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources
•	The Company had previously retained the service of PricewaterhouseCoopers to provide technical and process management assistance for the project.
•	The Company will continue to invest in training and resources to ensure a timely and effective conversion.

Process
•	A diagnostic assessment of the key impact areas has been completed.
•
A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer, is on-going.

•	Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project.
•	A high-level impact assessment of IFRS conversion on our IT systems and tax processes is on-going.
•	The Company’s audit committee is monitoring our progress and is kept informed of issues identified.
•	The Company’s external auditor is advised of the progress status and issues identified.

The Company anticipates that there may be changes in accounting policies and these changes may materially impact our financial statements.

Financial Instruments

The Company's financial instruments as at September 30, 2010 consist of cash, marketable securities, amounts receivable and accounts payable and accrued liabilities.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly copper and gold. The prices of these metals may greatly affect the value of the Company and the potential value of its property and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk:  Exploration is presently carried out in Canada and is currently being reviewed worldwide.  This exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s potential projects and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Credit Risk:  Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalents and other receivables. The Company’s limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in bank accounts and Government Investment Certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at September 30, 2010 provides the sufficient financial resources to carry out its operations through the next 12 months and also allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk:  The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Control and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and assessed the design and the operating effectiveness of the Company’s disclosure controls and procedures and have concluded that the design of these disclosure controls and procedures are effective for the nine months ended September 30, 2010.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The Company’s management, (with the participation of Mr. Hills, the Company’s Chief Executive Officer, and Mr. Yik, the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2010.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that, as of September 30, 2010, the Company’s internal control over financial reporting was effective and management’s assessment did not identify any material weaknesses.

During the nine months ended September 30, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Investor Relations

The Company maintains a website at www.kobexminerals.com, and has not entered into any agreements with any investor relations firms.

Share Data Information

The Company’s authorized share capital is an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.  As at November 3, 2010, there were 45,967,077 outstanding common shares and 4,045,995 stock options outstanding, with exercise prices ranging from $0.53 to $25.09 per share.   There are currently no warrants outstanding as of this date.